Origin Agritech Limited to Announce FY2012 Third Quarter Financial Results on August 7

BEIJING--(PRNewswire)--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of hybrid and genetically modified crop seeds in China, today announced that the Company will report results for its fiscal year 2012 third quarter ended June 30, 2012, before the market opens on Tuesday, August 7, 2012.

The Company will host a teleconference on August 7, 2012, at 8:00 a.m. ET / 8:00 p.m. Beijing time to discuss the results. To participate in the call, please dial +1-877-407-9210 in North America, or +1-201-689-8049 internationally, approximately 5 minutes prior to the scheduled start time.

A replay of the call will be available shortly after the conference call through 11:59 p.m. ET on September 7, 2012. The replay dial-in numbers are: U.S. toll free number +1-877-660-6853, or the international number is +1-201-612-7415; using Account "286" and Conference ID "398588" to access the replay.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of Genetically Modified (GM) technology, Origin Agritech’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China’s Ministry of Agriculture. Over the years, Origin has established a robust GM seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Staffed by approximately 800 employees, Origin operates production and processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. The Company also operates one winter nursery in Hainan province. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company’s website at: www.originseed.com.cn

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
James Chen
Chief Financial Officer
james.chen@originseed.com.cn

Grayling

Shiwei Yin, 646-284-9474

shiwei.yin@grayling.com